NXT ENERGY SOLUTIONS INC.
As at and for the three and nine month periods ended September 30, 2011
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) was prepared by management based on information available as at November 24, 2011. It should be reviewed in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2010. This MD&A is for the 3 month (“Q3-11”) and 9 month year-to-date (“2011 YTD”) periods ended September 30, 2011, with comparative 2010 totals for the 3 month (“Q3-10”) and 9 month year-to-date (“2010 YTD”) periods ended September 30, 2010.

As used in this MD&A, the terms “we”, “us”, “our”, “NXT” and the “Company” mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to “dollars” in this MD&A refer to Canadian or Cdn. dollars unless specific reference is made to United States or U.S. dollars.

Forward-Looking Statements
Certain statements in this document may constitute “forward-looking statements”. These forward-looking statements can generally be identified as such because of the context of the statements including words such as “believes”, “anticipates”, “expects”, “plans”, “estimates” or words of a similar nature.

Forward-looking statements used in this MD&A relate primarily to:

●	estimates of the amount and expected timing of revenue and costs related to new SFD® survey contracts to be conducted in Colombia, Guatemala, Argentina, and South Asia
●	potential future growth opportunities in new international markets
●	estimated future costs related to asset retirement obligations
●	potential financing related activities, including the exercise of outstanding warrants, and their related effect on liquidity and capital resources
●	limitations in disclosure controls, procedures, and internal controls over financial reporting.

These forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or the Company’s estimates or opinions change.

Description of the Business
NXT is a Calgary based company providing an airborne survey system that enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures or prospect prioritization onto the areas as identified by SFD® with the greatest hydrocarbon potential. Utilizing its proprietary airborne Stress Field Detection (“SFD®”) survey system, NXT provides a unique survey method that is environmentally noninvasive and unaffected by ground security issues or difficult terrain. Additionally, SFD® surveys can generally be conducted year round and are effective both onshore and offshore. The advantage to NXT’s clients is an efficient and reliable method to explore for hydrocarbons. SFD® and NXT® in Canada and the U.S. are the registered trademarks of NXT Energy Solutions Inc.

Overall Performance - Business Overview
NXT is now generating revenues from various international sales opportunities as were discussed in our 2010 year-end MD&A.

Our focus on Colombia and Latin America remains unchanged. The delays caused by national elections and the finalization of the 2010 bid round awards in Colombia are past and we anticipate that our growing position in the Colombian market will be the catalyst for new sales expansion in Latin America. In Q2-11, NXT announced a letter of intent (“LOI”) with a major Canadian public exploration and production company to conduct a U.S. $4.6 million SFD® survey on 6 separate exploration blocks in Colombia and Guatemala. We recently finalized contracts covering 5 of the 6 blocks, which have a total contract value of U.S. $3.6 million. Dependent upon weather conditions, data acquisition and the majority of the related interpretation process is expected to be completed on this project by year-end.

Following completion of the Colombia survey projects, NXT plans to commence a U.S. $1.65 million survey project with a new client in Argentina, followed by the Guatemala project. Interest in NXT’s services is now also expanding beyond Colombia and Argentina to potential clients in new markets such as Ecuador, Peru and Brazil.

Our previously announced U.S. $2.7 million contract in South Asia has encountered ongoing flight permitting delays, as multiple government agencies have a role in the permitting process. NXT, in conjunction with our local agent, continues to advance the project, and the client and key government decision makers have provided support for our SFD® survey. The permitting process has now advanced to its final stages, and once granted, the commencement of the survey can be planned.

Overall, these three projects may potentially generate up to U.S. $9 million of revenue for NXT. The committed portion of the Colombia (now underway) and Guatemala projects, plus the upcoming Argentina survey, are planned to generate a total of U.S. $5.2 million in revenues before the end of Q1-12.

In Q3-11, NXT finalized terms on a gross over-riding royalty (“GORR”) on a prior survey project which had been conducted in Canada. NXT’s GORR averages 1.5% on future gas production that may eventually become developed on a sizeable prospect (which is not yet on production) in the Horn River Basin of north-east British Columbia, an area which has become one of North America’s largest new shale gas resource plays. This GORR is an example of the flexibility of NXT’s business model, under which traditional fees for service can be combined with success fees and / or GORRs.

Market conditions for our SFD® survey services have improved domestically and accordingly we also continue sales and marketing activities within North America. This effort resulted in a U.S. $150,000 pilot project survey which was conducted in Montana, USA in Q2-2011.

NXT plans to continue to broaden the profile of SFD® within our target markets through the generation and dissemination of SFD® case studies, which are an effective tool to showcase SFD® capabilities and to educate the industry about the value of our service.

NXT continues to project periodic working capital deficiencies related to its anticipated operational requirements. The anticipated shortfall has increased since the end of 2010 due to not only the delay in commencing the South Asia survey project, but also the projected working capital requirements for pending and potential new contracts. This shortfall is mitigated through our normal practice of obtaining partial pre-payments from clients at the start of the surveys, and issuing interim progress billings. In addition, several sources of finance capital are being contemplated at this time. NXT expects this additional capital to be obtainable when required to meet ongoing operational requirements, however, there can be no assurances that future financings will be available, or on terms that will be acceptable to NXT.

Results of Operations

The nature of NXT’s business is such that operating results are not readily comparable on a quarter to quarter, or year over year basis. This is because revenues are derived from periodic large value survey projects, which can be conducted in a relatively short time frame, but can have a large effect on any single period in which they occur. In both 2011 and 2010, all of the year-to-date revenues were earned in the Q2 periods.

The Company incurred a loss of $1,026,814 for Q3-11 as compared to a loss of $962,590 for Q3-10. For 2011 YTD, the loss was $2,512,041 as compared to $3,175,735 for 2010 YTD. The lower YTD loss for 2011 YTD was primarily due to lower G&A costs, as discussed below.

Revenue
	Q3-11	Q3-10	2011 YTD	2010 YTD

SFD® survey revenue	$-	$-	$144,650	$443,011
Oil and natural gas revenues	1,398	820	4,570	4,162
	1,398	820	149,220	447,173

In Q2-11, NXT earned SFD® survey revenue of U.S. $150,000 from a small project conducted in Montana, USA.

Expenses
	Q3-11	Q3-10	2011 YTD	2010 YTD
SFD® survey cost	$1,846	$5,275	$45,836	$466,290
General and administrative (“G&A”)	1,032,914	908,417	2,529,065	3,030,428
Amortization and depreciation	38,978	38,880	114,596	124,402
	1,073,738	952,572	2,689,497	3,621,120

G&A expense above includes non-cash stock based compensation expense (“SBCE”) as follows:

	Q3-11	Q3-10	2011 YTD	2010 YTD

G&A	$786,914	$835,518	$2,234,280	$2,856,665
SBCE	246,000	72,899	294,785	173,763
	1,032,914	908,417	2,529,065	3,030,428

●	SFD® survey costs - the 2010 YTD total includes approximately $118,000 of costs for conducting research related surveys which did not generate revenues. In Q1-11, NXT incurred start-up costs of approximately $50,000 for a survey contract which has not yet commenced, and which have been recorded as work-in progress on the balance sheet.

●	General & administrative - excluding SBCE, the $48,604 decrease in G&A expenses for Q3-11 as compared to Q3-10 (and a decrease of $622,385 for 2011 YTD) is a combination of several factors. Primarily, it is due to salary reductions and administrative personnel cutbacks imposed in late 2010. In addition, initial start-up costs for the Colombia branch office were reflected in the Q1-10 period.
The large increase in SBCE in 2011 is mostly due to a grant of a significant number of options in July 2011, a portion of which had immediate vesting, and thus generated a large expense in the Q3-11 period.

Other Expense (Income)
	Q3-11	Q3-10	2011 YTD	2010 YTD

Interest income, net	(2,817)	(3,982)	(8,345)	(7,476)
Loss (gain) on foreign exchange	(44,146)	8,434	(23,217)	1,286
Oil and natural gas operations and other	-	5,471	-	4,195
Loss on sale of property	-	-	-	1,074
Accretion and abandonments re asset retirement obligation	1,437	915	3,326	2,709
	(45,526)	10,838	(28,236)	1,788

Interest income, net - interest income earned on short-term investments is offset by interest expense on a capital lease obligation.

Loss (gain) on foreign exchange - caused by changes in the relative exchange values of the U.S. dollar, Canadian dollar and Colombian peso (“COP”). For example, when the Canadian dollar trades higher relative to the U.S. dollar or COP, cash held in U.S. dollars or COP will decline in value and this decline will be reflected as a foreign exchange loss in the period. NXT normally holds its cash and short-term investments in Canadian dollars to reduce the effect of market volatility; however, we currently are contractually obligated to hold certain restricted cash funds in U.S. dollar instruments to support performance bond commitments.

Accretion of asset retirement obligation (“ARO”) - ARO reflects the estimated net present value of NXT’s net working interest in 8 gross (1.1 net) oil & gas wells in which NXT had a historical participation prior to 2005. The ARO is based upon estimates of the future costs (to be settled in approximately 4 years) to abandon, remediate and reclaim the well sites. Accretion expense represents the ongoing increase in the ARO due to the passage of time.

Summary of Quarterly Results (Unaudited)

A summary of operating results for each of the trailing 8 quarters follows. The extent of the loss each quarter is mainly due to the timing of survey contract activity, and variances in SBCE, which can occasionally be a significant expense in any given quarter.
	Q3-11	Q2-11	Q1-11	Q4-10
	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010
Survey revenue	$-	$144,650	$-	$-
Net loss	(1,026,814)	(692,510)	(792,717)	(1,276,690)
Basic and diluted loss per share	(0.03)	(0.02)	(0.02)	(0.04)

	Q3-10	Q2-10	Q1-10	Q4-09
	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009
Survey revenue	$-	$443,011	$-	$1,044,766
Net loss	(962,590)	(890,673)	(1,322,472)	(657,401)
Basic and diluted loss per share	(0.03)	(0.03)	(0.04)	(0.02)

Q3-11 to Q2-11 comparison - NXT had survey revenue of $nil ($144,650 in Q2-11), SBCE of $246,000 ($18,843 in Q2-11) and $nil survey costs ($43,990 in Q2-11). The high total SBCE in Q3-11 is due to the large number of stock options granted in Q3-11, and the fact that 42% of such had immediate vesting.

Q2-11 to Q1-11 comparison - NXT had survey revenue of $144,650 ($nil in Q1-11), SBCE of $18,843 ($29,942 in Q1-11) and survey costs of $43,990 ($nil in Q1-11).

Q1-11 to Q4-10 comparison - NXT recognized $nil survey revenue ($nil in Q4-10) and SBCE of $29,942 ($404,053 in Q4-10). The $374,111 decrease in SBCE from Q4-10 is attributed to nearly all contractor options being fully vested in Q1-11 and the large expense that was recognized in Q4-10 upon re-pricing of stock options to $0.63.

Q4-10 to Q3-10 comparison - NXT recognized $nil in survey revenue ($nil in Q3-10) and SBCE of $404,053 ($72,899 in Q3-10). The increase in SBCE was due to a one-time valuation adjustment that occurred when 2,113,204 stock options were re-priced in December 2010 to a new exercise price of $0.63 per share.

Q3-10 to Q2-10 comparison - in Q3-10 NXT had $nil survey revenue ($443,011 in Q2-10) and SBCE of $72,899 ($31,507 in Q2-10).

Q2-10 to Q1-10 comparison - in Q2-10 NXT recognized survey revenue of $443,011 ($nil for Q1-10), SBCE of $31,507 ($69,356 for Q1-10) and survey costs of $342,959 ($118,056 for Q1-10).

Q1-10 to Q4-09 comparison - in Q1-10 NXT had $nil survey revenue ($1,044,766 in Q4-09), SBCE of $69,356 ($187,343 for Q4-09) and $118,056 survey costs ($508,308 for Q4-09). The survey costs in Q1-10 were for non-revenue projects.

Q4-09 to Q3-09 comparison - in Q4-09 NXT had survey revenue of $1,044,766 ($nil in Q3-09), SBCE of $187,343 ($112,254 in Q3-09) and survey costs of $508,308.

Liquidity and Capital Resources

NXT’s cash and cash equivalents plus short-term investments at the end of Q3-11 was $714,524. This excludes a total of $45,461 which is encumbered as security for contract performance bonds, and is classified on the Balance Sheet as restricted cash.

The process of gaining acceptance of NXT’s revolutionary technology in the oil & gas exploration industry has been challenging. However, customer success in using SFD® to reduce their exploration time, cost, and risk is growing, and starting to yield repeat business. In mid 2011, NXT obtained a Letter of Intent to undertake a large SFD® survey project in Colombia and Guatemala totaling U.S. $4.6 million (of which $3.6 million is now formally awarded and operations are underway). It is planned that a U.S. $1.65 million survey project will commence in Argentina following completion of data collection for the Colombia project. In addition, we are awaiting final security clearances and permits to conduct a U.S. $2.7 million survey contract in South Asia. We project that these three survey contracts (a large portion of which should be completed before the end of Q4-11) will be profitable, but will require cash outflows during the pre-survey phase. Uncertainty as to the timeline from customer interest, through contract negotiation and actual project kick-off, puts additional strain on capital resources.

In late 2010 the Company implemented salary reductions and administrative personnel cutbacks, and has reviewed other options to conserve cash. Despite these measures the Company expects that it will need to raise additional capital in the short-term. NXT has an option of calling for an accelerated conversion (if NXT’s common shares trade at over $0.90 for ten consecutive days) of the common share purchase warrants which were issued in the February 2011 private placement. These 3,345,920 warrants expire February 16, 2012 and have an exercise price of $0.60 per share, which would yield maximum exercise proceeds to NXT of up to $2 million if exercised in full. A total of 700,000 of these warrants have been exercised to date in November, yielding proceeds to NXT of $420,000.

The following summarizes NXT’s net cash flows for 2011 and 2010:
Cash flows from (used in):	Q3-11	Q3-10	2011 YTD	2010 YTD

Operating activities	$(555,279)	$(829,331)	$(2,179,047)	$(1,970,501)
Financing activities	10,210	(2,192)	1,492,646	48,077
Investing activities	249,161	233,540	936,342	(1,906,432)
Net source (use) of cash	(295,908)	(597,983)	249,941	(3,828,856)
Cash, start of period	1,010,432	943,272	464,583	4,174,145
Cash, end of period	714,524	345,289	714,524	345,289

The major components of the above noted 2011 YTD totals are:

Operating Activities

●	the net cash (use) from operating activities is comprised of:

net loss for the period	(2,512,041)	(3,175,735)
add back non-cash expense items	412,013	301,632
	(2,100,028)	(2,874,103)
decrease (increase) in non-cash working capital balances	(79,019)	903,602
net cash (used in) operating activities	(2,179,047)	(1,970,501)

Financing Activities
●	the February 2011 private placement ($1.6 million gross) resulted in net proceeds of $1,487,827.
●	repayment of a capital lease obligation totaled $7,781
●	stock option exercise proceeds were $12,600

Investing Activities
●	the $905,651 funds inflow arising from the net redemption of short-term investments was primarily used to fund ongoing operating expenses, and a temporary increase in restricted cash balances in the first half of 2011.
●	a cash inflow of $56,395 arose from a net increase in restricted cash balances which have been issued as security for contract performance bonds. In the Q3-11 period, a total of $267,000 was released from restricted cash due to a delay in the start of the South Asia project
●	$25,704 was used in the purchase of property and equipment.

Contractual Commitments

The Company has an office lease commitment until October 31, 2012 which requires minimum monthly lease payments of $32,212.
In addition, the Company has in place an agreement to utilize a minimum annual volume of aircraft charter hours, the terms of which it expects to meet for 2011.

Transactions with Related Parties

In Q1-11 two officers of the Company subscribed for a total of $40,000 of the private placement.
Additional Disclosures - Outstanding securities
	as at	as at	as at
	Nov. 24,	Sep. 30,	Dec. 31,
	2011	2011	2010
Shares issued:
Common shares	34,742,396	34,022,396	30,801,796
Preferred shares	10,000,000	10,000,000	10,000,000
Common shares reserved for issue re:
Stock options	2,268,141	2,288,141	2,134,804
Common share purchase warrants ($0.60 exercise price, expire Feb 16, 2012)	2,645,920	3,345,920	-

Total, fully diluted	49,656,457	49,656,457	42,936,600

Critical Accounting Estimates

Factors are substantially unchanged; refer to NXT’s annual MD&A as at and for the year ended December 31, 2010.

Changes in Accounting Policies Including Initial Adoption

Factors are substantially unchanged; refer to NXT’s annual MD&A as at and for the year ended December 31, 2010.

Disclosure Controls, Procedures and Internal Controls over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) (together, the “Responsible Officers”) are responsible for establishing and maintaining disclosure controls and procedures, or causing them to be designed under their supervision, for the Company to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company’s quarterly and year-end financial statements and MD&A are being prepared.

Disclosure controls and other procedures are designed to ensure that information required to be disclosed in reports that are filed or submitted is recorded, processed, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

As of September 30, 2011 an evaluation was carried out under the supervision of, and with the participation of management, including the CEO and the CFO, of the effectiveness of the Company’s disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the SEC. Through this evaluation the CEO and the CFO concluded that there are material weaknesses in the Company’s internal controls over financial reporting that have a direct impact on the Company’s disclosure controls:

●	Due to the limited number of staff at the Company’s Calgary head office, it is not feasible to achieve adequate segregation of incompatible duties. The Company mitigates this deficiency by adding management and audit committee review procedures over the areas where inadequate segregation of duties are of the greatest concern;

●	The Company does not retain staff with the specialized expertise required to prepare, nor does the Company employ sufficient staff, to adequately review some complex or highly judgmental accounting issues. These complex areas include income tax accounting, stock based compensation expense, and other complex accounting matters. The Company mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the audit committee for quality assurance; and

●	In 2010 there was a change in the company’s internal controls following the formation of a Colombian branch office that processes regional financial transactions. Although the branch is staffed solely by one senior administrative manager, the Company mitigated this deficiency by adding administrative and management over-sight procedures at NXT’s Calgary head office.

Notwithstanding the Company’s efforts to mitigate the risks associated with the above mentioned deficiencies, the CEO and CFO concluded that the Company’s internal controls over financial reporting are not effective and as a result its disclosure controls and procedures are not effective as at September 30, 2011. The Company reached this conclusion based upon their assessment that there is more than a remote likelihood that its internal controls over financial reporting will not prevent or detect material misstatements if they should exist in our financial statements.

For additional information on NXT Energy Solutions Inc. please consult our web page at www.nxtenergy.com, or the SEDAR webpage at http://www.sedar.com.